EXECUTION COPY

Asset Purchase Agreement

Dated as of October 22, 2013

between

CHURCHVILLE THEATER, INC.  (Seller)

&

DC CHURCHVILLE CINEMA, LLC (Buyer)

TABLE OF CONTENTS

Page

ARTICLE I. DEFINITIONS; CONSTRUCTION		1
1.1	Definitions	1
1.2	Construction	7
ARTICLE II. THE TRANSACTION		7
2.1	Sale and Purchase of Assets	7
2.2	Cash; Etc.	8
2.3	Retained Assets	9
2.4	Assumed Liabilities	9
2.5	Retained Liabilities	10
2.6	Purchase Price	10
2.7	Closing	10
2.8	Payment of Purchase Price	11
2.9	Allocation of Purchase Price	11
2.11	Title	11
2.12	Certain Consents	11
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SELLER		14
3.1	Organization	14
3.2	Authorization; Enforceability	14
3.3	No Violation of Laws or Agreements; Consents	14
3.4	Seller Financial Statements	15
3.5	No Changes	15
3.6	Taxes	15
3.7	Undisclosed Liabilities	16
3.8	Condition of Assets; Title; Business	16
3.9	Inventory	16
3.10	No Pending Litigation or Proceedings	16
3.11	Contracts	17
3.12	Permits; Compliance with Law	17
3.13	Real Estate	17
3.14	Labor Relations	18
3.15	Insurance	18
3.16	Intellectual Property Rights	18
3.17	Employee Benefits	19
3.18	Environmental Matters	19
3.19	Additional Cinemas	19
3.20	Finders’ Fees	19
3.21	Suppliers	19
3.22	Investment	20
3.23	Investor Status	20

-i-

3.24	Experience of Seller's Principals	20
3.25	Restricted Shares	20
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF BUYER		21
4.1	Organization	21
4.2	Authorization and Enforceability	21
4.3	No Violation of Laws; Consents	21
4.4	No Pending Litigation or Proceedings	22
4.5	Finders’ Fees	21
ARTICLE V. CERTAIN COVENANTS		22
5.1	Conduct of Business Pending Closing	22
5.2	Fulfillment of Agreements	23
5.3	Employment, Severance and Termination Payments	23
5.4	Seller’s Employees	23
5.5	Workers’ Compensation and Disability Claims	24
5.6	Restrictive Covenants	24
5.7	Publicity	25
5.8	Transitional Matters	25
5.9	Books and Records	25
5.10	Permits	25
5.11	Mail	26
ARTICLE VI. CONDITIONS TO CLOSING; TERMINATION		26
6.1	Conditions Precedent to Obligation of Buyer	26
6.2	Conditions Precedent to Obligation of Seller	28
6.3	Deliveries and Proceedings at Closing	29
6.4	Termination	31
ARTICLE VII. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION		32
7.1	Survival of Representations	32
7.2	Indemnification by Seller	33
7.3	Indemnification by Buyer	33
7.4	Waiver of Statute of Limitations	33
7.5	Notice of Claims	34
7.6	Third Party Claims	34
7.7	Limitation on Indemnification	34
7.8	Payment	35
7.9	Notification of Material Events or Changes	35
ARTICLE VIII. MISCELLANEOUS		35
8.1	Costs and Expenses	35
8.2	Bulk Sales	35
8.3	Transfer Taxes	35
8.4	Further Assurances	35
8.5	Notices	35
8.6	Currency	37

-ii-

8.7	Off-Set,Assignment; Governing Law	37
8.8	Amendment and Waiver; Cumulative Effect	37
8.9	Entire Agreement; No Third Party Beneficiaries	37
8.10	Specific Performance	38
8.11	Severability	38
8.12	Counterparts	38

-iii-

List of Schedules and Exhibits

Schedule 1.1P	Permitted Encumbrances
Schedule 2.1(a)	Tangible Assets
Schedule 2.1(b)	Lease Agreement
Schedule 2.1(c)	Christie Agreements
Schedule 2.1(i)	Assumed Contracts
Schedule 2.3	Retained Assets
Schedule 3.3	Third Party Consents
Schedule 3.5	No Changes
Schedule 3.8	Title; Business
Schedule 3.10	Litigation or Proceedings
Schedule 3.11	Material Contracts
Schedule 3.12	Permits
Schedule 3.14	Labor Relations
Schedule 3.15	Insurance
Schedule 3.16	Intellectual Property Rights
Schedule 3.17	Employee Benefits: List of All Employees and Addresses
Schedule 3.19	Other Cinemas
Schedule 3.21	Suppliers

Exhibit A	Form of Assignment and Assumption of Lease Agreement
Exhibit B	Financial Statements
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Form of Non-Competition Agreement
Exhibit F	Form of Opinion of Seller’s Attorney
Exhibit G	Form of Lock-Up Agreement
Exhibit H	Rentrak Box Office Data

-iv-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”), dated as October 22, 2013, is by and between Churchville Theater, Inc., a Maryland corporation (“Seller”), and DC Churchville Cinema, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller currently owns and operates a movie theater complex located at the Campus Hills Shopping Center, 2408 Churchville Rd, Bel Air, MD 21015 (the “Cinema”); and

WHEREAS, Campus Hills Maryland Associates L.P. (“ Lessor”) owns the real estate on which the Cinema is located, as more particularly identified and described in the Lease Agreement; and

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and assume from Seller, Seller’s interests in the Purchased Assets related to the Cinema and Business on the terms and subject to the conditions set forth below; and

WHEREAS, Seller and Buyer each desire that Seller enter into the Assignment and Assumption of Lease with respect to the Lease Agreement.

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, Seller and Buyer, each intending to be legally bound hereby, agree as set forth below:

ARTICLE I.
DEFINITIONS; CONSTRUCTION

1.1           Definitions.  As used in this Agreement, including the recitals, the following terms have the meanings specified in this Section 1.1.  All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

 “Adjustment Amount” has the meaning given that term in Section 2.12(c).

“Adjustment Notice” has the meaning given that term in Section 2.12(c).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person.

“Agreement” means this Asset Purchase Agreement, as it may be amended from time to time.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement between Buyer and Seller, substantially in the form attached hereto as Exhibit C.

“Assignment and Assumption of Lease Agreement” means the assignment of the Lease Agreement between Buyer and Seller, substantially in the form attached hereto as Exhibit A.

“Assumed Contracts” has the meaning given that term in Section 2.1(i).

“Assumed Liabilities” has the meaning given that term in Section 2.4.

“Benefit Plan” means any written and unwritten “employee benefit plans” within the meaning of Section 3(3) of ERISA, and any other written and unwritten profit sharing, pension, savings, deferred compensation, fringe benefit, insurance, medical, medical reimbursement, life, disability, accident, post-retirement health or welfare benefit, stock option, stock purchase, sick pay, vacation, employment, severance, termination or other plan, agreement, contract, policy, trust fund or arrangement, whether or not funded and whether or not terminated, (i) maintained or sponsored by Seller, or (ii) with respect to which Seller has or may have any Liability or is obligated to contribute, or (iii) that otherwise covers any of the current or former employees of Seller or their beneficiaries, or (iv) as to which any such current or former employees of Seller or their beneficiaries participated or were entitled to participate or accrue or have accrued any rights thereunder.

“Bill of Sale” means the bill of sale in substantially the form of attached Exhibit D.

“Business” means the operations of the Cinema being conveyed herein and shall specifically exclude all Retained Assets.

“Buyer” has the meaning given that term in the preamble.

“Buyer Damages” has the meaning given that term in Section 7.2.

“Buyer Indemnitees” has the meaning given that term in Section 7.2.

“Buyer Manager” means Digital Cinema Destinations Corp., a Delaware corporation.

“CERCLIS” means the United States Comprehensive Environmental Response Compensation Liability Information System List pursuant to Superfund.

“Christie” shall mean Christie Digital Systems USA, Inc., a California corporation, that is a party to the digital cinema deployment and service agreements, dated April 19, 2012, relating to the digital equipment and related software used at the Cinema, as more specifically identified on Schedule 2.1(c).

“Christie Agreements” shall mean the Exhibitor Digital Cinema Deployment  Agreement, dated April 19,2012, between Christie and Seller, the Digital Cinema Service Agreement, dated April 19, 2012, between Christie and Seller relating to services with respect to digital cinema systems of Seller covered by the virtual print fee program offered by Christie and the Short Form Deployment Agreement, dated April 19, 2012, between Christie and Seller, as specifically identified on Schedule 2.1(c).

 “Cinema” has the meaning given that term in the recitals and known as the “Churchville Theater.”

“Closing” has the meaning given that term in Section 2.7.

“Closing Date” has the meaning given that term in Section 2.7.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the applicable rulings and regulations thereunder.

“Common Stock” means the Class A common stock, par value $.01 per share, of Buyer Manager.

“Damages” means Buyer Damages or Seller Damages, as the case may be.

“Disputed Amounts” has the meaning given that term in Section 2.12(d).

“Encumbrance” means any liability, debt, mortgage, deed of trust, pledge, security interest, encumbrance, option, right of first refusal, agreement of sale, adverse claim, lien, or assessment entered into by or filed against Seller and applicable to the Purchased Assets.  Notwithstanding the foregoing, the definition of Encumbrance shall exclude (i) all easements, rights-of-way and encumbrances of public record, (ii) all rights of any third parties pursuant to the Lease Agreement and Assumed Contracts, and (iii) all rights of the Lessor and any of the Lessor’s lenders and lien holders applicable to the Leased Premises of public record.

“Environmental Law” means any applicable Law relating to public health and safety or protection of the environment, including common law nuisance, property damage and similar common law theories.

 “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the applicable rulings and regulations thereunder.

 “Financials” shall mean the financial information identified in Section 3.4.

“FIRPTA Certificate” has the meaning given that term in Section 6.1(l).

“GAAP” means United States generally accepted accounting principles in effect from time to time as they would be applied to the operations and Business of the Cinema.

“Governing Documents” means, with respect to any Person who is not a natural Person, the certificate or articles of incorporation, bylaws, deed of trust, formation or governing agreement and other charter documents or organization or governing documents or instruments of such Person.

“Governmental Body” means any court, government (federal, state, local or foreign), department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or instrumentality.

“Indemnified Party” has the meaning given that term in Section 7.5.

“Indemnifying Party” has the meaning given that term in Section 7.5.

“Independent Accountants” has the meaning given that term in Section 2.12(d).

“Initial Basket Amount” has the meaning given that term in Section 7.7.

“Intellectual Property Rights” means trademark and service mark rights, applications and registrations, trade names, fictitious names, service marks, logos and brand names, copyrights, copyright applications, letters patent, patent applications and licenses of any of the foregoing, improvements, blueprints, specifications, drawings, designs and other intellectual property and proprietary rights.

“Inventory” has the meaning given that term in Section 2.1(h).

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge of any of the principals of the Seller.

“Law” means any applicable federal, state, municipal, local or foreign statute, law, ordinance, rule, regulation, judgment or order of any kind or nature whatsoever including any public policy, judgment, directive or order of any Governmental Body or principle of common law.

“Lease Agreement” means that certain Lease Agreement between Lessor and Seller relating to the Cinema as more specifically identified on Schedule 2.1(b).

“Leased Premises” means the premises that are the subject of the Lease Agreement and that are located at Campus Hill Shopping Center, 2408 Churchville Rd., Bel Air, MD 21015, as more particularly described in the Lease Agreement and at which the Cinema is located.

“Lessor” has the meaning given that term in the recitals.

“Liabilities” with respect to any Person, means all debts, liabilities and obligations of such Person of any nature or kind whatsoever, whether or not due or to become due, accrued, fixed, absolute, matured, determined, determinable or contingent and whether or not incurred directly by such Person or by any predecessor of such Person, and whether or not arising out of any act, omission, transaction, circumstance, sale of goods or service or otherwise.

“Litigation” has the meaning given that term in Section 3.10.

“Material Contracts” has the meaning given that term in Section 3.11.

 “Non-Competition Agreements” means the non-competition agreements between Seller and Buyer, and between Buyer and each of Seller’s Principals and Campus Hills Maryland Associates L.P. in each instance substantially in the respective forms attached hereto as Exhibit E.

“Other Agreements” means the Bill of Sale and the other agreements and instruments required by or entered into in connection with this Agreement.

“Other Basket Amount” has the meaning given that term in Section 7.7.

“Payments” has the meaning given that term in Section 2.12.

“Permits” has the meaning given that term in Section 3.12.

“Permitted Encumbrances” means liens for current taxes not yet due and liens of public record on personal property identified on Schedule 1.1P and all items excluded from the definition of Encumbrances.

“Person” means and includes a natural person, a corporation, an association, a partnership, a limited liability company, a trust, a joint venture, an unincorporated organization, a business, a Governmental Body and any other legal entity.

“Petty Cash” has the meaning given that term in Section 2.2.

“Pre-Sold Tickets” has the meaning given that term in Section 2.2.

“Pre-Sold Ticket Threshold” has the meaning given that term in Section 2.2.

 “Purchased Assets” has the meaning given that term in Section 2.1.

“Purchase Price” has the meaning given that term in Section 2.6(a).

“Regulated Material” means any hazardous substance, material or waste as defined by any Environmental Law and any other material regulated by any Environmental Law, including petroleum, petroleum-related material, crude oil or any fraction thereof, PCBs, asbestos, radioactive materials, and other toxic substances.

“Related Party” means (i) Seller, (ii) any of Seller’s Principals, (iii) Flagship Cinemas, Inc., (iv) the Lessor, (v) any other Affiliate of Seller, (vi) any officer or director of any Person identified in clauses (i) or (ii) preceding, and (vii) any spouse, sibling, ancestor or lineal descendant of any natural Person identified in any one of the preceding clauses.

“Retained Assets” has the meaning given that term in Section 2.3.

“Retained Liabilities” has the meaning given that term in Section 2.5.

“Seller” has the meaning given that term in the preamble.

“Seller Damages” has the meaning given that term in Section 7.3.

 “Seller Group” means Seller and any corporation that may be aggregated with Seller under Sections 414(b), (c), (m) or (o) of the Code.

“Seller Indemnitees” has the meaning given that term in Section 7.3.

“Seller’s Predecessor” means any predecessor in Seller’s interest to any of the Purchased Assets by merger, combination, or reorganization.

“Seller’s Principals” shall mean John J. Crowley, Jr., Paul Wenger, Joseph H. Matzkin as Trustee of the Maine Cinema Trust created under a Massachusetts Declaration of trust and Daniel J. Flynn.

 “Solicitation” has the meaning given that term in Section 5.1(b).

 “Superfund” means the United States Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Sections 6901 et seq., as amended.

“Tangible Assets” has the meaning given that term in Section 2.1(a).

“Tax” means any domestic or foreign federal, state, county or local tax, levy, impost or other charge of any kind whatsoever, including any interest or penalty thereon or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Theater” means the Cinema.

 “Third Party Consents” has the meaning given that term in Section 3.3.

 “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (“Bloomberg”) (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time), (b)  if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Common Stock is not quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported by OTC Market Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by Buyer and reasonably acceptable to the Seller.

1.2           Construction.  As used herein, unless the context otherwise requires:  (a) references to “Article” or “Section” are to an article or section hereof; (b) all “Exhibits” and “Schedules” referred to herein are to Exhibits and Schedules attached hereto and are incorporated herein by reference and made a part hereof; (c) “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; and (d) the headings of the various articles, sections and other subdivisions hereof are for convenience of reference only and shall not modify, define or limit any of the terms or provisions hereof.  This Agreement is between financially sophisticated and knowledgeable parties and is entered into by such parties in reliance upon the economic and legal bargains contained herein.  The language used in this Agreement has been negotiated by the parties and their representatives and shall be interpreted and construed in a fair and impartial manner without regard to such factors as the party who prepared, or caused the preparation of, this Agreement or the relative bargaining power of the parties.

ARTICLE II.
THE TRANSACTION

2.1           Sale and Purchase of Assets.  Except as otherwise provided in Section 2.3, at the Closing, Seller shall sell, transfer and assign to Buyer, and Buyer shall purchase from Seller, free and clear of any Encumbrances, all of Seller’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, including the goodwill, and intellectual property, existing on the Closing Date and located at and used in connection with the Cinema, whether personal or commercial, tangible or intangible, in electronic form or otherwise, and whether or not any of such assets have any value for accounting purposes or are carried or reflected on or specifically referred to in Seller’s books or financial statements (collectively, the “Purchased Assets”), which shall include the following:

(a)          All furniture, equipment, supplies including concession inventory, computer hardware and software, projectors, projector bulbs, ticketing machines, and point of sale equipment, displays, signage, leasehold improvements (subject, however, to the terms of any applicable lease agreements with respect to any such assets), and other fixtures and equipment located in or related to the Cinema and the Business (the “Tangible Assets”), including those assets identified on Schedule 2.1(a);

(b)           The Lease Agreement, as more particularly identified on Schedule 2.1(b);

(c)           All digital cinema systems, equipment, property, software, licenses and all rights with respect thereto covered by the  Christie Agreements, including Seller’s contractual right to be paid certain virtual print fees with respect to such equipment (the “VPFs”),  more particularly identified on Schedules 2.1(c) ;

(d)    All books, records, manuals, documents, books of account, correspondence, sales reports, literature, brochures, advertising material and the like related  to the Business (other than accounting records and corporate books and records as defined in Section 2.3 or other Retained Assets);

(e)   All rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(f)    All insurance benefits, including rights, claims and proceeds, arising from or relating solely to the Business or the Purchased Assets, but expressly excluding all insurance benefits arising from or relating or applying to any Retained Liabilities;

(g)   All rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Business or the Purchased Assets, whether arising by way of counterclaim or otherwise, except those rights relating to the Retained Liabilities;

(h)    All inventory and supplies, including, without limitation, concession products, candy items and paper goods and other similar items (the “Inventory”) for the Business located at the Cinema as of the Closing Date;

(i)  All the contracts, if any, identified on Schedule 2.1(i) (the “Assumed Contracts”);

(j)  All Permits and all goodwill and rights in and to intellectual property, including the names “Churchville Theater”,  and “Churchville 7 Cinema” insofar as they relate to the Cinema, it being understood that Seller or an Affiliate of Seller may use the name “Flagship” in connection with a movie theater that is beyond a ten (10) mile radius of the Cinema;

(k)   The telephone numbers for the Cinema; and

(l)    The goodwill of the Business.

2.2           Cash; Etc.  At the close of business on the last business day prior to the Closing Date, Seller and Buyer shall take a physical count of the Inventory and the Petty Cash  on hand at the Cinema (the “Petty Cash”).   The Petty Cash on hand shall be valued at its face value, and shall be paid for separately at the Closing.  Seller estimates that as of the Closing Date, Seller will have issued or sold tickets, discount vouchers or other items, in the ordinary course of business, for use by customers of the Cinema for admission to the Cinema, for concession items or for anything else of value with respect to the Cinema (“Pre-Sold Tickets”), redeemable at the Cinema for admissions, concessions or other items. Pre-Sold Tickets shall not include any and all discounts, admissions, combination of tickets, or other advertising programs issued by Seller pursuant to an agreement between Seller and Movie Money Bonanza relating to the promotion of the Business that has expired (the “MMB Tickets”). Buyer agrees that it will honor at the Cinema any MMB Tickets issued for use at the Cinema prior to October 22, 2013, and Buyer will continue to honor such MMB Tickets for a period of 12-months following the Closing Date.

(a)           Buyer shall be required to recognize any Pre-Sold Tickets for a period of twelve (12) following the Closing Date. No more often than once each month, Buyer shall provide to Seller a list of Pre-Sold Tickets and Seller shall reimburse Buyer for recognizing the admissions, utilizing the cost of the Pre-Sold Ticket paid by the holder to Seller as the base reimbursement price.  Notwithstanding the foregoing, the Seller shall not be required to recognize any Pre-Sold Tickets in any month unless the amount of the Pre-Sold Tickets presented to Buyer in that month shall   exceed of One Hundred Dollars ($100.00)( the “Pre-Sold Ticket Threshold”). Buyer shall deliver to Seller for each calendar month during such period after the Pre-Sold Ticket Threshold has been met, a notice indicating the amount of Pre-Sold Tickets used during the month in excess of the Pre-Sold Ticket Threshold together with reasonable documentation evidencing same, and Seller shall pay such amount to Buyer within 30 days after Seller’s receipt of such notice. Seller shall not be required to reimburse Buyer for any Pre-Sold Tickets used by customers after the date that is twelve (12) months following the Closing Date.

           (b)           All Seller’s Inventory is excluded from the Purchase Price and shall be paid for separately at the Closing valued at Seller’s cost on a first in, first out basis, provided that the amount of such Inventory does not exceed amounts that are customary in the ordinary course of the Business.  Seller's Inventory shall include concession products, candy items, paper goods and other similar items, but shall not include projector bulbs, which shall be deemed to be equipment for purposes of this Agreement.

2.3           Retained Assets.  Except for the Purchased Assets, Buyer is not purchasing, and Seller is not selling, contracts other than the Assumed Contracts, Seller’s accounting records and corporate minute books, stock books, corporate seal, or any of the motor vehicles or other items expressly set forth on Schedule 2.3 (collectively, the “Retained Assets”).  Accounting records of Seller shall remain the exclusive property of Seller in accordance with this Section, and shall mean any and all books of original entry, including any register or computer tapes, all journals or ledgers, all canceled checks, payroll records, bank or other account statements, including account statements or reports to or from any vendors, suppliers, film companies, or otherwise, including any correspondence relating to same or to any other items designated as an accounting record hereunder, and including all financial statements, records, tax returns, and all work papers or supporting information relating thereto, including all information gathered or compiled by Seller or Seller’s agents or accountants therefor, or summaries of same, including all disks, print-outs, or other digital or analog, written or electronic recording thereof.  The Purchased Assets shall not include any Permits that are non-transferable.  Seller knows of no reason why any Permit issued to Seller for use in its business would not be issued to Buyer for use by it after the Closing, assuming only Buyer is qualified to receive same.

2.4           Assumed Liabilities.  Subject to the terms and conditions set forth herein, Buyer shall not assume and shall not be called upon to pay, perform or discharge any Liabilities of Seller other than Liabilities of Seller arising on or after the Closing Date under any Assumed Contracts.  Notwithstanding anything else herein contained to the contrary, Buyer shall assume and honor any MMB Tickets issued prior to October 22, 2013 for use at the Cinema for a period of 12-months following the Closing Date.

2.5           Retained Liabilities.  Except for any expressly Assumed Liabilities, Buyer does not hereby and shall not assume or in any way undertake to pay, perform, satisfy or discharge any other Liability of Seller, whether existing on, before or after the Closing Date or arising out of any transactions entered into, or any state of facts existing on, prior to or after the Closing Date (the “Retained Liabilities”), and Seller agrees to pay and satisfy when due all Retained Liabilities.  Without limiting the foregoing, the term “Retained Liabilities” shall include Liabilities:

(a)          to any Related Party;

(b)          for or under the Churchville Lease Agreement;

(c)          for or under any Benefit Plan;

(d)          for any Taxes, whether or not by reason of, or in connection with, the transactions contemplated by this Agreement (but excluding any Taxes required to be paid to any lessor or directly to any applicable taxing authority accruing under any equipment lease agreement assumed by Buyer on or after the Closing Date);

(e)          with respect to Seller’s administrative and corporate operations;

(f)          to any film distributor;  and

(f)          any liabilities arising out of or relating to any other contract of Seller that shall not be an Assumed Contract.

2.6           Purchase Price.

(a)          The aggregate purchase price for all of the Purchased Assets shall consist of: (i) $600,000 in cash (the “Cash Consideration”); and  (ii) $600,000 in shares of  Common Stock, the number of shares to be determined as set forth in Section 2.6 (b) of this Agreement (the “Share Consideration”) (collectively,  $1,200,000 the “Purchase Price”).

(b)          The number of shares comprising the Share Consideration shall be determined by valuing shares of Common Stock at the dollar amount equal to the 30-day VWAP prior to the Closing Date.

(c)          The Purchase Price shall be allocated as follows: $1,180,000 for the Purchased Assets  and $5,000.00 each  to be paid to  as consideration for the Seller’s Principals entering into the Non-Competition Agreements.

2.7           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., local time, on November 14, 2013 or the first Friday thereafter following the satisfaction or waiver of all conditions set forth in Article VI (except for all conditions that by their terms are to be satisfied at Closing) at a mutually convenient location, or by mail or electronic communication, or at such other time or date as the parties agree (the “Closing Date”).  The Closing shall be effective at 12:01 a.m. on or before November 30, 2013, unless mutually extended in writing by the parties to this Agreement.

2.8           Payment of Purchase Price

.  At Closing, the Purchase Price shall be paid by Buyer in the following manor: (i) the Cash Consideration shall be paid in immediately available funds in accordance with Section 2.6.  The Share Consideration shall be paid by delivery of the Stock Evidence as defined in Section 6.3(b)(vi), of which 15,000 shares (the “Escrowed Shares”) shall be placed in escrow with Looney & Grossman LLP, as escrow agent ( the “Escrow Agent”) pursuant to the terms and conditions of an escrow agreement in form and substance satisfactory to Buyer and Seller (the “Escrow Agreement”)..  The  shares of Common Stock  deposited with the Escrow Agent shall be held under the Escrow Agreement as security for Seller’s obligations to reimburse Buyer for: (A) Pre-Sold Tickets, (B) any VPF Adjustments and (C) any amounts required to be paid by Buyer to exercise the purchase option for the Digital Equipment used at the Cinema that is the subject of the CSI Master Lease, net of any payments that Seller shall have made with respect to the Digital Equipment Purchase Price plus any VPFs that Buyer shall be entitled to receive after  the  Digital Equipment Purchase Price shall have been paid in full (all such capitalized terms having the meanings ascribed to them in section 2.12 (e) and (f)).

2.9           Allocation of Purchase Price.  Buyer and Seller shall report the federal, state and local income and other tax consequences of the purchase and sale contemplated hereby in a manner consistent with the payment of the Purchase Price and in accordance with the rules provided in the Internal Revenue Code of 1986, as amended, including Section 1060 thereof and the Treasury Regulations thereunder, and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, or otherwise. Buyer and Seller hereby acknowledge and agree that the allocation for any Non-Competition Agreement shall not be in excess of $5,000.00.

2.10           Title.  Title to all Purchased Assets shall pass from Seller to Buyer at Closing, subject to the terms and conditions of this Agreement and the transaction documents entered into by the parties and delivered at Closing.  Buyer shall not assume the risk of loss to any Purchased Assets prior to Closing.

2.11           Certain Consents.  Nothing in this Agreement shall be construed as an attempt to assign any Permit or Assumed Contract intended to be included in the Purchased Assets which is by its terms or in law non-assignable without the consent of the other party or parties thereto, unless such consent shall have been given, or as to which all the remedies for the enforcement thereof enjoyed by Seller would not, as a matter of law, pass to Buyer as an incident of the assignments provided for by this Agreement.

2.12           Apportionment and Certain Expenses.  All payments required to be made by Seller under the provisions of the Lease Agreement or any Assumed Contract, including, without limitation, rents, additional rents, assessments, real estate taxes, insurance premiums, and common area charges of any kind (the “Payments”), shall be the sole responsibility of Seller, and Seller shall pay all amounts due and owing under the Lease Agreement or any Assumed Contract as of the Closing Date at the Closing.

(a)          Seller shall be responsible to pay such portion of the rent due under the Lease Agreement prior and up to the date of the Closing.

(b)          All real estate taxes, personal property taxes (if any), water, sewer and other current charges, if any (the “Additional Rent”), assessed against the Purchased Assets shall be apportioned pro rata as of the Closing Date (with Buyer being responsible for paying all charges attributable to periods of time occurring on and after the Closing Date) on the basis of the applicable fiscal taxing periods of the taxing or assessing authorities, or other applicable period with respect to the Additional Rent.

(c)          Buyer and Seller recognize that there may be certain charges or credits due under the Assumed Contracts or other Purchased Assets which shall relate to and have arisen prior to the Closing Date, but which at the Closing Date shall not have been billed, or shall not then be ascertainable, or which, if a credit or refund, shall not have been credited or refunded (the “Adjustment Amount”).  Seller shall be responsible for any Adjustment Amount relating to the period prior to the Closing Date, and Buyer shall be responsible for any Adjustment Amount relating to the period from and after the Closing Date, regardless of when such Adjustment Amount shall have been ascertained or billed.  Two (2) business days prior to the Closing Date, Seller shall prepare a notice setting forth its estimated calculation of such Adjustment Amount to the extent such amounts are available to Seller (the “Adjustment Notice”) and shall deliver the Adjustment Notice to Buyer.  Buyer shall review the Adjustment Amount as stated in the Adjustment Notice on or before the Closing Date and confer with Seller the contents thereof. At Closing, and subject to Section 2.12(d) of this Agreement, (i) Buyer shall pay to Seller, in addition to the Purchase Price, any Adjustment Amounts due to Seller, or (ii) any Adjustment Amounts due to Buyer shall be credited against the Purchase Price.  After the Closing Date, any Adjustment Amount shall be reallocated between the parties pursuant to the actual values assessed.

(d)          If Seller and Buyer fail to reach an agreement with respect to the Adjustment Amount as set forth by Seller in the Adjustment Notice pursuant to Section 2.12(c) before the Closing Date, then the parties shall proceed to Closing and adjust at Closing all undisputed amounts, and any amounts in dispute (the “Disputed Amounts”) shall be submitted within thirty (30) days after Closing for resolution to an impartial, nationally recognized firm of independent certified accountants (the “Independent Accountants”) other than Seller’s accountants or Buyer’s accountants, who shall resolve the Disputed Amounts.  The parties agree that all adjustments shall be made without regard to materiality.  The Independent Accountants shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts shall be conclusive and binding upon the parties.  The payment of any Disputed Amounts shall be due within five (5) business days after resolution by the Independent Accountants.  Seller shall pay a portion of the fees and expenses of the Independent Accountants equal to 100% multiplied by a fraction, the numerator of which is the amount of Disputed Amount submitted to the Independent Accountants that are resolved in favor of Buyer (that being the difference between the Independent Accountant’s determination and Seller’s determination) and the denominator of which is the total amount of Disputed Amounts submitted to the Independent Accountants (that being the sum total by which Buyer’s determination and Seller’s determination differ from the determination of the Independent Accountants’ determination).  Buyer shall pay the portion of the fees and expenses of the Independent Accountants that Seller is not required to pay hereunder.

(e)          VPF Adjustment.  Seller is a party to a Master Lease Agreement Number 270859 with CSI Leasing, Inc. (“CSI”) , dated as of April 16, 2012 (the “CSI Master Lease”), under which CSI leases to Seller the digital cinema systems and related equipment that are used at the Cinema (the “Digital Equipment”).  Pursuant to an Assignment and Consent, entered into as of June 12, 2012 with CSI and Christie, and SmartTrack Schedule No. 8 between CSI and Seller, the VPFs are being deposited into a CSI account at Rockland Trust Company (“Rockland”) as security for the payment of Lessor’s obligations to CSI with respect to Digital Equipment as reflected in the Certificate of Acceptance regarding the Digital Equipment that was executed by CSI and Seller covering a lease term commencing September 1, 2012 and ending August 31, 2017 (calling for a monthly rental of $6,671.90 payable in arrears).  Buyer and Seller agree that they will cooperate so that mutually acceptable arrangements can be made with CSI and Rockland so that the VPFs on the Digital Equipment can continue to be deposited with Rockland and used to satisfy the lease payment obligations for the Digital Equipment until such time as such obligations shall have been fully paid.  If, in any lease year, the amount of VPF payments made to CSI through deposit with Rockland shall be less than the amount of lease payments due for the Digital Equipment for such lease year, the amount of any such deficit shall be paid with funds then on deposit in escrow with Rockland by Seller or its Affiliates with Rockland.  If, in any lease year, the funds on deposit in escrow with Rockland by Seller or its Affiliates  shall be insufficient to satisfy any such deficit, Seller shall cause  sufficient sums to be deposited  with Rockland to satisfy the deficit.

(f)           Purchase Price of Digital Systems.  In accordance with Seller’s obligation to deliver to Buyer the Digital Equipment free and clear of all liens and encumbrances, Seller agrees to be responsible for the timely exercise of the option to purchase the Digital Equipment under the CSI Master Lease and for the payment of the purchase price that is determined to be due for the purchase of the Digital Equipment under the CSI Master Lease (the “Digital Equipment Purchase Price”).  Seller shall make reasonable good faith commercial efforts to determine the fair market value of Digital Equipment at the time such purchase option is exercised. Seller’s obligation with respect to payment of the Digital Equipment Purchase Price shall be satisfied by Seller’s payment of the amounts due from (i) the cash balance available on deposit with Rockland, (ii) the aggregate amount of VPFs payable to Buyer with respect to the Digital Equipment subsequent to September 1, 2017, or (iii)  the release from escrow of any Escrowed Shares that shall remain in escrow as of September 1, 2017.  (ii) If, when the purchase option for the equipment is exercised and the Digital Equipment Purchase Price is determined, the sum of, (A) the cash balance on deposit by Seller  or its affiliates with Rockland, (B) the aggregate VPFs to be received by Buyer with respect to the Digital Equipment  and (C) the value of any Escrowed Shares remaining in escrow (collectively, the “Available Funds”), shall be less than the Digital Equipment Purchase Price, Seller shall pay to Buyer, in cash, the difference between the Digital Equipment Purchase Price and the Available Funds.  If, on the other hand, the Available Funds shall then exceed the Digital Equipment Purchase Price, the amount of any such excess shall be paid to Seller in cash or Escrowed Shares (as the case may be).

(g)          The provisions of this Section shall survive the Closing.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller represents and warrants to Buyer, subject to those matters and/or documents disclosed to Buyer by, or any limitation set forth on, any Schedule to this Agreement, to the Seller’s Knowledge, as follows:

3.1           Organization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and has the power and authority to own or lease its properties, carry on the Business as now conducted, enter into this Agreement and the Other Agreements to which it is or is to become a party and perform its obligations hereunder and thereunder.

3.2           Authorization; Enforceability.  This Agreement, and each Other Agreement to which Seller is a party, have been duly executed and delivered by, and constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.  Each Other Agreement to which Seller is to become a party pursuant to the provisions hereof, when executed and delivered by Seller, will constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with the terms of such Other Agreement.  All actions contemplated by this Section have been duly and validly authorized by all necessary proceedings by Seller.

3.3           No Violation of Laws or Agreements; Consents.  Neither the execution and delivery of this Agreement or any Other Agreement to which Seller is or is to become a party, the consummation of the transactions contemplated hereby or thereby, nor the compliance with or fulfillment of the terms, conditions or provisions hereof or thereof by Seller will: (a) contravene any provision of any Governing Document of Seller; (b) conflict with, result in a breach of, constitute a default or an event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms of, result in the termination of, result in the loss of any right under, or give to any other Person the right to cause such a termination of or loss under, any Purchased Asset or any Assumed Contract to which Seller is a party or by which any of its assets may be bound or affected; (c) result in the creation, maturation or acceleration of any Liability of Seller (or give to any other Person the right to cause such a creation, maturation or acceleration); (d) violate any Law or violate any judgment or order of any Governmental Body to which Seller is subject or by which any of the Purchased Assets may be bound or affected; or (e) result in the creation or imposition of any Encumbrance upon any of the Purchased Assets or give to any other Person any interest or right therein.  Except as may be required pursuant to the terms of any Assumed Contract and as provided in Schedule 3.3 (the “Third Party Consents”), no consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution and delivery by Seller of this Agreement or any of the Other Agreements to which Seller is or is to become a party pursuant to the provisions hereof or the consummation by Seller of the transactions contemplated hereby or thereby.

3.4           Seller Financial Statements.

(a) Attached hereto as Exhibit B are Financial Statements, including income statements of Seller and tax returns of Seller for the twelve (12) months ended December 31, 2011 and December 31, 2012 and for the six (6) months ended June 30, 2013 (the “Financials”).  The Financials are materially correct and complete, and fairly present on an accrual basis the results of operations of the Cinema for the periods then ended. Seller has no money due and owing to any film distributor in connection with the Cinema, except for money owing in the normal course of business for which an amount is not ascertainable to pay or which is not yet delinquent but will be paid by Seller when due, but in all events at or prior to Closing.  Seller has also delivered to Buyer a written statement setting forth the aggregate box office receipts and the aggregate concession revenues for the Cinema for the period through August 31, 2013 in such detail as Buyer shall reasonably request, and certified by each of Seller’s Principals as being accurate and correct.

(b) Attached hereto as Exhibit H is a schedule of data compiled by Rentrak that sets forth the gross box office admissions for the Cinema for the calendar years 2011 and 2012 and for the period of January 1, 2013 through July 31, 2013. The data in Exhibit H was based upon information supplied by Seller and accurately reflects, in all material respects, the gross box office admissions at the Cinema for each of the indicated periods.

3.5           No Changes.  Seller has conducted the Business only in the ordinary course. Without limiting the generality of the foregoing sentence, there has not been any: (a) material adverse change in the Purchased Assets or the Leased Premises; (b) material damage or destruction to any Purchased Asset or Leased Premises, whether or not covered by insurance, except to the extent repaired; (d) strike or other labor trouble at the Cinema; (e) material increase in the salary, wage or bonus of any employee of the Cinema, except in the ordinary course of business; (f) any change in the manner in or extent to which Seller has issued or offered Pre-Sold Tickets; (g) or any change in or deferral of Seller’s maintenance practices and procedures, including the maintenance and repair of the Cinema’s heating, ventilation and air conditioning equipment and systems (“HVAC”).  Except as provided on Schedule 3.5, since January 1, 2013, Seller has not made any material changes, substitutions or replacements to the equipment, furniture or fixtures, or the managers at the Cinema.

3.6           Taxes.  Seller has filed or caused to be filed on a timely basis, or will file or cause to be filed on a timely basis, all Tax Returns that are required to be filed by it prior to or on the Closing Date, pursuant to the Law of each governmental authority with taxing power over it.  All such Tax Returns were or will be, as the case may be, correct and complete.  Seller and any Seller’s Predecessor have paid or will pay all Taxes that have or will become due as shown on such Tax Returns or pursuant to any assessment received as an adjustment to such Tax Returns.  Seller and any Seller’s Predecessor have withheld and paid all Taxes required to have been withheld in accordance with all applicable Laws in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.7           Undisclosed Liabilities.  Except for any Assumed Liabilities, Seller has no Liabilities of any kind or nature whatsoever that would attach to the Purchased Assets or for which Buyer will become liable on or after the Closing Date.

3.8           Condition of Assets; Title; Business.

(a)           Seller has a valid leasehold interest in the Leased Premises in accordance with the terms of the  Lease Agreement.  Except for Permitted Encumbrances, none of the Purchased Assets (including Seller’s leasehold interests) is subject to any Encumbrance.

(b)          Except as disclosed on Schedule 3.8, as of the date hereof, the Purchased Assets (including “HVAC”)  located at the Leased Premises will be, as of the Closing Date, in operating condition and repair suitable and sufficient to conduct the Business as conducted in the ordinary course by Seller, have been maintained  as required, and all repairs and maintenance (including preventive maintenance) to the Purchased Assets (including HVAC) have been completed and the Purchased Assets are operating in good condition.

(c)          Prior to the Closing Date, Buyer and Seller shall review the condition of the HVAC units at the Cinema, and make good faith efforts to identify any repairs that should be made (particularly with respect the HVAC units) and to designate which repairs shall be Seller’s responsibility (whether or not any repairs designated as Seller’s responsibility can be completed prior to the Closing)(the “Seller’s Repairs”).  At the Closing, Seller shall provide to Buyer a certificate approved by Buyer that identifies Seller’s Repairs, if any, to be made for which Seller shall be responsible after the Closing. In addition, on the Closing Date, the Purchased Assets will include a minimum of (i) one functioning xenon projector bulb for each auditorium at the Cinema and (ii) two (2) spare xenon projector bulbs. Seller’s responsibility for a Seller’s Repair shall be the initial completion of such Seller’s Repair in a good and workman-like manner in accordance with professional standards. Thereafter, Buyer shall be solely responsible for the condition and maintenance of the  HVAC units at the Cinema to the extent provided for in the Lease Agreement.

3.9           Inventory.  All Inventory consists of a quality and quantity usable and salable in the ordinary course of business, is owned by Seller free and clear of all Encumbrances, and no inventory is held on a consignment basis.  The quantities of each item of inventory are not excessive, but are reasonable for the conduct of the Business and the operation of the Cinema.

3.10           No Pending Litigation or Proceedings.  Except as set forth in Schedule 3.10, no action, suit, investigation, claim or proceeding of any nature or kind whatsoever, whether civil, criminal or administrative, by or before any Governmental Body or arbitrator (“Litigation”) is pending or, to the Knowledge of Seller, threatened against or affecting Seller, the Business, the Cinema, the Leased Premises, the Purchased Assets, or any of the transactions contemplated by this Agreement or any Other Agreement, except for claims related to Retained Liabilities of Seller, claims for personal injury and worker’s compensation claims for property damage identified on Schedule 3.10, claims by Governmental Bodies identified on Schedule 3.10, or such other matters specifically disclosed in this Agreement.  Seller has not received notice of any outstanding judgment, decree or order of any Governmental Body against or affecting Seller, the Business, the Cinema, the Leased Premises, or any of the Purchased Assets, or any of the transactions contemplated by this Agreement or any Other Agreement.  Neither Seller nor the Lessor has any pending Litigation against any third party related to the Business, the Cinema, the Leased Premises, or otherwise affecting the Purchased Assets in any respect whatsoever.

3.11           Contracts.  Schedule 3.11 lists all material written contracts, leases or other agreements that Seller currently has for use at the Cinema (the “Material Contracts”).  Each Material Contract is valid and binding upon Seller in accordance with its terms and is in full force and effect.  Neither Seller nor any other party is in breach of or in default under (or is alleged to be in breach of or in default under), or has provided or received any notice of any intention to terminate any Material Contract.  The listing of any contract on Schedule 3.11 does not mean, and shall not be deemed to mean, that such contract is being assumed by Buyer, which is only assuming those contracts of Seller specifically identified as being assumed on Schedule 2.1(i).

3.12           Permits; Compliance with Law.  Subject to Section 5.10, Seller or the applicable lessor holds all health department and certificates of occupancy required under any applicable Law in connection with the operation, use and occupancy of the Cinema, including without limitation those identified on Schedule 3.12 (“Permits”).  The Purchased Assets include all Permits other than the occupancy permit which must be obtained under local law by Buyer, or would have been issued to the Lessor (or a predecessor in interest)  of the Cinema.  Seller has received no notice of any violation of Law which has not been remedied or rectified, excluding, however, any violations that are not the responsibility of Seller to remedy or rectify pursuant to the terms of the Lease Agreement or violations that are not applicable to the Purchased Assets.  Seller further warrants and represents that; (i) all governmental and or regulatory agency inspections have been performed in accordance with the applicable law and all permits and licensing, including building permits, certificates of occupancy, fire safety compliance and health department approvals are valid without conditions or objections at the time of Closing, (ii)  no condition exists at the Cinema (with respect to the Leased Premises or the Purchased Assets) that requires any repair to be undertaken and completed in order for the Cinema and the Business to be in compliance with any health or safety regulations.

3.13           Real Estate. The Lease Agreement is the only agreement entered into by Seller (or Seller’s Predecessors) applicable to Seller’s leasehold real property that is used in or necessary for the conduct of the Business.  The Lease Agreement identified on Schedule 2.1(b)  is the only lease, sublease, license, concession or other agreement (whether written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Seller holds or operates the Cinema.  With respect to the Lease Agreement:

(a)          (i)  such Lease Agreement is valid, binding, enforceable and in full force and effect, and Seller enjoys peaceful and undisturbed possession of the Cinema;

(ii)           Seller is not in breach or default under such Lease Agreement, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default, and Seller has paid all rent due and payable under such Lease Agreement;

(iii)           Seller has not given any written notice of any default or event that with notice or lapse of time, or both, would constitute a current default by the Lessor under such Lease Agreement and, to the knowledge of Seller, no other party is in default thereof, and no party to such Lease Agreement has exercised any termination rights with respect thereto;

(iv)           Seller has not subleased, assigned or otherwise granted to any person the right to use or occupy the Cinema or any portion thereof, except as disclosed on Schedule 2.1(b), or except to the extent of subleases, assignments or other grants that expired or were terminated prior to the date hereof; and

(v)           Seller has not pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in the Cinema that will not be satisfied at Closing.

(b)          Neither Seller nor any of Seller’s Principals has received any written notice of (i) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Cinema or the Leased Premises, except for any past violations that were cured prior to the date hereof, (ii) existing, pending or threatened condemnation proceedings affecting the Cinema or the Leased Premises, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to use or operate the Cinema or the Leased Premises as currently used or operated.  Neither the whole nor any material portion of the Cinema or the Leased Premises has been damaged or destroyed by fire or other casualty as of the date of this Agreement.

3.14           Labor Relations.  No employee of Seller is represented by any union or other labor organization. No representation election, arbitration proceeding, grievance, labor strike, dispute, slowdown, stoppage or other labor trouble is pending or, threatened against, involving, affecting or potentially affecting Seller, except as disclosed on Schedule 3.14 No complaint against Seller or any Seller’s Predecessor is pending or, threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar state or local agency, by or on behalf of any employee of Seller or any Seller’s Predecessor. Seller has no Liability for any occupational disease of any of its employees, former employees or others.

3.15           Insurance.  Schedule 3.15 discloses all material insurance policies with respect to which either Seller is the owner, insured or beneficiary, which shall specifically exclude any insurance policies held by any lessor.  Seller is, and on the Closing Date will be, current on all premiums with respect to such insurance policies and is not in default under any such insurance policy.

3.16           Intellectual Property Rights.  Seller neither owns nor is a licensee to any form of Intellectual Property Rights related to the Cinema other than the rights to show films to the public according to agreements which are Retained Assets and Retained Liabilities. To the Knowledge of Seller, no other Person has any rights to the name “Churchville Theater” or the “Churchville 7 Cinema” in connection with the use of a movie theater in the State of Maryland.  Seller has not received notice informing Seller that it has infringed upon the intellectual property rights of any other Person in connection with the operation of the Cinema.  Schedule 3.16 identifies all computer software owned by Seller that will be included as part of the Purchased Assets.  With respect to any such computer software identified on Schedule 3.16, Seller makes no agreement or other warranties or representations hereunder other than that Seller is a licensee of certain software used by it in connection with certain computer hardware or other equipment that Seller is selling to Buyer hereunder and as to any license for software used with respect to said computer hardware or equipment.

(a)          Seller will assign to Buyer at Closing any rights, title, or interest in said software, but without warranty;

(b)          Seller’s obligation to sell, transfer, or assign any such software as is otherwise called for above shall be void if prohibited by any such license; and

(c)          At Closing, regardless of whether (a) or (b) is the case, the Purchase Price by Buyer to Seller will remain as is otherwise called for in this Agreement.

3.17           Employee Benefits.  Except for those plans set forth on Schedule 3.17, Seller does not maintain any other Benefit Plan for any employees employed at the Cinema.  After the Closing, Buyer will not have any Liability with respect to any Benefit Plan of Seller or any other member of Seller Group, whether as a result of delinquent contributions, distress terminations, fraudulent transfers, failure to pay premiums to the PBGC, withdrawal Liability or otherwise.  As of the date on such Schedule, Schedule 3.17 identifies the names of all employees of Seller employed at the Cinema, including each listed employee’s address as reported to Seller by each such employee, current compensation, vacation time to which he or she is entitled and vacation time so far taken.  Schedule 3.17 also includes copies of Seller’s payroll records for all persons currently employed by Seller at the Cinema.  There are no written or oral agreements or arrangements providing for the employment by Seller of any person at the Cinema other than “at will” agreements. All employees of Seller at the Cinema are employees at will.

3.18           Environmental Matters.  To Seller’s knowledge, during the period that Seller has occupied the Leased Premises, Seller has not released, and is not aware that any other person has released, any hazardous materials or waste upon the real property at which the Cinema is located.

3.19           Additional Cinemas.  Neither Seller nor any of Seller’s Principals has knowledge of the intention by any Person to construct or open any movie theater within a ten (10) mile radius of the Cinema, except as may be disclosed in Schedule 3.19.

3.20           Finders’ Fees.  Neither Seller nor any of its officers, managers or employees has employed any broker or finder or incurred any Liability for any brokerage fee, commission or finder’s fee in connection with any of the transactions contemplated hereby or by any Other Agreement.

3.21           Suppliers.  Schedule 3.21 sets forth with respect to the Business the top fifteen (15) suppliers of goods or services to the Business for the most recent twelve (12) months ended August 31, 2013, such suppliers’ contact information and the amounts purchased from such supplier during such period.  For the avoidance of doubt, suppliers shall include, but not be limited to, movie distributors, concession suppliers, advertising companies, cleaning services, maintenance services, and projection booth services.  Seller has not received any notice that any of the suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

3.22           Investment. Seller has requested that at Closing the Share Consideration shall be delivered directly in the respective names of Seller’s Principals.  Each Seller Principal is acquiring the shares of Common Stock being issued to such Principal as the Share Consideration (the “Shares”) for his or its own account for investment purposes and not with a view toward any resale or distribution thereof.  Seller and Seller’s Principals acknowledge that the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and that the Shares may not be sold except in accordance with the Securities Act or applicable exemptions therefrom.

3.23           Investor Status.  At the time Seller and each Seller’s principal was offered the Shares, he or it was, and at the Closing Date, he or it is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

3.24           Experience of Seller’s Principals. Each of Seller’s Principals, either alone or together with his or its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.  Each Seller’s Principal has had an opportunity to ask questions of and receive answers from representative of Buyer Manager concerning the financial condition and prospects of Buyer Manager, and to obtain any additional information necessary to verify the accuracy of the information therein.  No other person has a direct or indirect or beneficial interest in the Shares.  Each Seller’s Principal is able to bear the economic risk of an investment in the Shares and, at the present time is able to afford a complete loss of such investment.

3.25           Restricted Shares.  Each Seller’s Principal agrees to the imprinting of the following legends, or substantially similar legends, to the certificate(s) evidencing the Shares:

THESE SECURITIES  HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THESE SECURITIES MAYBE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP AGREEMENT WHICH GENERALLY PROHIBITS THE SALE OF MORE THAN ------ SHARES IN ANY ONE 30-DAY PERIOD.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer represents and warrants to Seller as follows:

4.1           Organization.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, will be qualified to do business in the State of Maryland as of the Closing Date, and has the corporate power and authority to own or lease its properties, carry on its business, enter into this Agreement and the Other Agreements to which it is or is to become a party and perform its obligations hereunder and thereunder.

4.2           Authorization and Enforceability.  This Agreement and each Other Agreement to which Buyer is a party have been duly executed and delivered by, and constitute the legal, valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms.  Each Other Agreement to which Buyer is to become a party pursuant to the provisions hereof, when executed and delivered by Buyer, will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with the terms of such Other Agreement.  All actions contemplated by this Section 4.2 have been duly and validly authorized by all necessary proceedings by Buyer.

4.3           No Violation of Laws; Consents.  Neither the execution and delivery of this Agreement or any Other Agreement to which Buyer is or is to become a party, the consummation of the transactions contemplated hereby or thereby, nor the compliance with or fulfillment of the terms, conditions or provisions hereof or thereof by Buyer will: (i) contravene any provision of the Governing Documents of Buyer, (ii) conflict with, result in a breach of, constitute a default or an event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms of, result in the termination of, result in the loss of any right under, or give to any other Person the right to cause such a termination of or loss under, any contract, agreement or instrument to which either Buyer is a party or by which any of its assets may be bound or affected, (iii) result in the creation, maturation or acceleration of any Liability of Buyer (or give to any other Person the right to cause such a creation, maturation or acceleration), or (iv) violate any Law or any judgment or order of any Governmental Body to which Buyer is subject or by which any of its assets may be bound or affected.  No consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution or delivery by Buyer of this Agreement or any of the Other Agreements to which Buyer is or is to become a party pursuant to the provisions hereof or the consummation by Buyer of the transactions contemplated hereby or thereby.

4.4           No Pending Litigation or Proceedings.  No Litigation is pending or, to the knowledge of Buyer, threatened against or affecting Buyer or any Affiliate of Buyer in connection with any of the transactions contemplated by this Agreement or any Other Agreement to which Buyer is or is to become a party or that would, to Buyer’s knowledge, have a material adverse effect on Buyer’s business considered as a whole.

4.5           Finders’ Fees.  Neither Buyer nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finder’s fee in connection with any of the transactions contemplated by this Agreement or by any other Agreement.

ARTICLE V.
CERTAIN COVENANTS

5.1           Conduct of Business Pending Closing.  From and after the date hereof and until the Closing Date, unless Buyer shall otherwise consent in writing, Seller shall conduct its affairs as follows:

(a)          Ordinary Course; Compliance.  The Business shall be conducted only in the ordinary course and Seller shall cause the Leased Premises to be maintained in good operating condition and repair.  Seller shall maintain and repair the Purchased Assets (including HVAC units) in accordance with professional standards and the repair and maintenance schedules (including preventative maintenance)  recommended by the respective manufacturers of the Purchased Assets (including HVAC units) located at the Leased Premises.  Seller shall not defer any repairs or scheduled maintenance, or cancel or modify any agreement with respect to the Purchased Assets without written notice to Buyer.  Seller shall comply in a timely fashion with the provisions of all Permits and its other agreements and commitments applicable to the Cinema.  Seller shall use good faith, commercially reasonable efforts to keep the Business organization intact, keep available the services of its present employees and preserve the goodwill of its suppliers, patrons and others having business relations with it.  Seller shall maintain in full force and effect its policies of insurance, subject only to variations required by the ordinary operations of the Business, or else shall obtain, prior to the lapse of any such policy, substantially similar coverage with insurers of recognized standing.  Seller shall not make any changes in the manner and extent to which Seller offers or sells Pre-Sold Tickets.

(b)          No Solicitation of Other Bids.  For so long as this Agreement is valid and existing, Seller shall not, directly or indirectly, encourage, solicit, initiate, facilitate or continue inquiries regarding a proposal for the purchase of the Cinema or any of the Purchased Assets, or enter into any discussions, negotiations or agreements with, or provide any information to, any Person (other than Buyer and its Affiliates) concerning a possible acquisition of the Cinema or any Purchased Assets (collectively, “Solicitation”).

(c)          Prohibited Transactions.  Seller shall not: (i) amend or terminate any Permit; (ii) cause any Liability or charge to become delinquent, other than Liabilities contested in good faith by appropriate proceedings or those being paid at Closing; (iii) enter into any employment or consulting contract or arrangement with any employee of the Cinema; (iv) take any action or omit to take any action that is reasonably likely to result in the occurrence of any event described in Section 3.7;  (v) take any action or omit to take any material action that will cause a breach or termination of any Permit, other than termination by fulfillment of the terms thereunder; or (vi) take any action or omit to take any material action inconsistent with Seller’s obligations under Section 5.1(a).

(d)          Access, Information and Documents.  Seller shall provide Buyer and  Buyer’s employees and representatives (including accountants, attorneys, environmental consultants and engineers) reasonable access during normal business hours to all of the properties, books, contracts, commitments, records, officers, personnel and accountants (including any accountants’ work papers) of Seller solely as they relate to the Cinema and shall furnish to Buyer all such documents and copies of documents and all information with respect to the properties, Liabilities and affairs of Seller (solely as they relate to the Cinema) as Buyer may reasonably request, including but not limited to weekly reports of gross box office and concession receipts at the Cinema, at the same time such reports are available to Seller’s management.  This Section 5.1(d) shall be subject to the terms and conditions set forth in Section 5.1(e).

(e)          Confidentiality.  Buyer hereby agrees that it will not disclose to any person (other than Buyer’s employees,  representatives and Affiliates, including accountants, attorneys, environmental consultants, engineers and insurance professionals) any information they may have gained with regard to the Lease Agreement, the Leased Premises,  the operation of the Business, or the finances of Seller  which information was gained by disclosures made to it by Seller prior to, during or after the date of Closing, and that this obligation of confidentiality shall survive the Closing.  Without otherwise limiting the information subject to the obligation of confidentiality set forth above, the information to be kept confidential by Buyer and Buyer’s Affiliates, as is set forth above, shall include the Financials provided to Buyer, the financial representations made hereunder and any information contained in any accounting records of Seller as may have been disclosed or made available to Buyer and Buyer’s Affiliates in their review of the Business prior to Closing.

5.2           Fulfillment of Agreements.  Each party hereto shall use commercially reasonable efforts to cause all of those conditions to the obligations of the other under Article VI that are not beyond its reasonable control to be satisfied on the date specified herein or, if no date is specified herein, then on or prior to the Closing, and shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.3           Employment, Severance and Termination Payments.  Seller agrees to pay, perform and discharge any and all severance payments, payroll and employment related Liabilities with respect to employees of Seller at the Cinema accruing up to the close of business on the date immediately preceding the Closing Date, and shall indemnify and hold harmless Buyer and its directors, officers and Affiliates from and against any and all losses, Liabilities, damages, costs and expenses, including reasonable legal fees and disbursements, that any of the aforesaid may suffer or incur by reason of or relating to any such Liabilities.

5.4           Seller’s Employees.  Buyer shall have the right, but not the obligation, to offer employment to any of the employees of Seller or its Affiliates who are employed at the Cinema.  At or prior to the Closing, Seller shall fully compensate all employees of Seller at the Cinema for all work performed prior to the Closing Date. Seller does not guaranty that any of the employees to which Buyer will offer employment will accept any such offer of employment.

5.5           Workers’ Compensation and Disability Claims.

(a)          Seller’s Liability.  Seller shall remain liable for all Liability related to workers’ compensation, disability and occupational diseases of or with respect to all of Seller’s employees attributable to injuries, claims, conditions, events and occurrences occurring prior to the Closing Date, which Liability shall be a Retained Liability.

(b)          Buyer’s Liability.  Buyer shall be liable for all Liability related to workers’ compensation, disability and occupational diseases of or with respect to all of employees of Seller hired by Buyer attributable to injuries, claims, conditions, events and occurrences first occurring on or after the Closing Date.

5.6           Restrictive Covenants.

(a)          Covenant Not to Disrupt.  For a period of two (2) years from and after the Closing Date, Seller shall not, directly or indirectly, interfere with, disrupt or attempt to disrupt any present or prospective relationship, contractual or otherwise, between Buyer or any of its respective Affiliates, on the one hand, and any of its respective customers, contractees, suppliers or employees, on the other hand.

(b)          Covenant Not to Disparage.  From and after the Closing Date, neither Seller nor Buyer shall at any time, directly or indirectly, disparage or make any statement or publication that is intended to or has the effect of disparaging, impugning or injuring the reputation or business interests of the other party and any of its respective Affiliates or any of its respective products, services, officers, managers, representatives or employees regardless of any perceived truth of such statement or publication.

(c)          Enforcement.  The restrictive covenants contained in this Section 5.6 are covenants independent of any other provision of this Agreement and the existence of any claim that Seller may allege against any other party to this Agreement, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants, except to the extent necessary to enforce any legal rights and remedies available to Seller.  Seller agrees that Buyer’s remedies at law for any breach or threat of breach by Seller of the provisions of this Section 5.6 will be inadequate, and that Buyer shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 5.6 and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which Buyer may be entitled at law or equity.  In the event of litigation regarding the covenants in this Section 5.6, the prevailing party in such litigation shall, in addition to any other remedies the prevailing party may obtain in such litigation, be entitled to recover from the other party its reasonable legal fees and out- of- pocket costs incurred by such party in enforcing or defending its rights hereunder.  The length of time for which these covenants shall be in force shall not include any period of violation or any other period required for litigation during which Buyer seeks to enforce these covenants.  Should any provision of this Section 5.6 be adjudged to any extent invalid by any competent tribunal, such provision will be deemed modified to the extent necessary to make it enforceable.

5.7           Publicity.  Without limiting Section 5.1(e), and notwithstanding the provisions discussed in this Section 5.7, Seller acknowledges that Buyer Manager is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and that the Laws to which Buyer Manager is subject may require disclosure of certain information related to the Cinema, the Business, this Agreement and the transactions contemplated hereby.   Such disclosure shall not violate any of the conditions set forth herein.  Seller and Buyer shall not issue any press release or otherwise make any announcements to the public or to the employees of Seller with respect to this Agreement prior to the Closing Date without the prior written consent of the other, except as required by Law.  If Buyer believes that a public disclosure of the transactions contemplated hereby is required by law, Buyer shall give to Seller notice thereof at least 24 hours prior to making such disclosure, and the scope of such disclosure shall be subject to Seller’s prior written consent.  Further with respect to any announcement to the employees, such announcement shall not be made until all conditions of Closing have been satisfied or waived by the applicable party.

5.8           Transitional Matters.

(a)  Transfer of Utilities.  Seller shall cooperate with and assist Buyer and its authorized representatives in order to provide, to the extent reasonably requested by Buyer, an efficient transfer of control of the Purchased Assets and to avoid any undue interruption in the activities and operations of the Business following the Closing Date.  Seller shall not cause any utilities to be disconnected until Buyer shall have established an account for the utility associated with such Cinema in Buyer’s own name, which shall be completed within ten (10) business days after the Closing Date.  Seller shall assist in transferring to Buyer the telephone numbers for the Cinema.  Buyer shall be liable to Seller for the utility payments for any utility maintained by Seller after the Closing Date.  Prior to Closing, Seller shall remove all of its movie trailers from films at the Cinema.

(b)           Buyer Review of Financial Statements. Seller, shall cooperate with and assist Buyer and EisnerAmper, LLP in their examination of the Financials  until Buyer and such independent accountants have completed and finalized such engagements as they believe are necessary for Buyer Manager to be in compliance with the applicable rules, regulations and filing requirements of the United States Securities and Exchange Commission. Buyer shall reimburse Seller any and or costs incurred by Seller and/or its accountants in assisting Buyer and Buyer’s accounting firm in examination of the Seller’s financials in an amount not to exceed $7,500.

5.9           Books and Records.  Seller shall not destroy or dispose of any books, records, and files relating to the Business to the extent that they pertain to the Business prior to the Closing Date or for a period of three (3) years thereafter.

5.10           Permits.  Seller, at no cost to Seller, shall use its best efforts to assist Buyer in confirming or obtaining valid Permits for the Cinema prior to Closing, to the extent same are transferable.  In the event that Seller is unable to do so by Closing, then Seller shall provide Buyer with such Permits within 30 days after Closing.

5.11           Mail.  Seller authorizes and empowers Buyer on and after the Closing Date to receive and open the mail and other communications received by Buyer relating to the Business and the Purchased Assets and to deal with the contents of such communications in any proper manner.  Seller shall promptly deliver to Buyer any mail or other communication received by it on or after the Closing Date pertaining to the Business, the Purchased Assets or any Assumed Liabilities.  Buyer shall promptly return to Seller any mail or other communication received by it on or after the Closing Date not pertaining to the Business, the Purchased Assets or any Assumed Liabilities.

ARTICLE VI.
CONDITIONS TO CLOSING; TERMINATION

6.1           Conditions Precedent to Obligation of Buyer.  The obligation of Buyer to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived in whole or in part by Buyer at Buyer’s sole option:

(a)          Bring down of Representations and Warranties; Covenants.  Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date.  Seller shall have performed in all material respects all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(b)          Litigation.  No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby or that would, after Closing, limit or adversely affect Buyer’s ownership of the Purchased Assets or access to the Leased Premises in a manner different from Seller’s, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any Governmental Body challenging the lawfulness of or seeking to prevent or delay any of the Transactions contemplated by this Agreement or any of the Other Agreements or seeking monetary or other relief by reason of the consummation of any of such transactions.

(c)          No Material Adverse Change.  Between the date hereof and the Closing Date, there shall have been no material adverse change, regardless of insurance coverage therefor, in the Business or any of the Purchased Assets, or in the results of operations, prospects or condition of the Cinema, the Leased Premises or of Buyer or Buyer’s Parent.

(d)          Cinema Revenue Data.  Seller shall provide Buyer with statements for the period from July 1, 2013 through the end of the last month before the month in which the Closing occurs, that fairly and accurately present the aggregate gross box office revenues and the aggregate gross concession revenues for the Cinema for such period.

(e)          Closing Certificate. Seller shall have delivered a certificate, dated the Closing Date, certifying to the fulfillment of the conditions set forth in subparagraphs (a), (b), (c) and (d) of this Section 6.1. Such certificate shall constitute a representation and warranty of Seller with regard to the matters therein for purposes of this Agreement.

(f)          Closing Documents.  Buyer shall have received the other documents referred to in Section 6.3(a), including an executed Escrow Agreement and evidence of the deposit of the Escrowed Amounts.  All agreements, certificates, opinions and other documents delivered by Seller to Buyer hereunder shall be in form and substance reasonably satisfactory to Buyer and Seller.

(g)          Member Approval. Buyer shall have received the approval of its members for the Transactions contemplated hereunder upon execution of this Agreement.

(h)          Release or Termination of Encumbrances.  Seller shall have caused all  Encumbrances (other than Permitted Encumbrances) on the Leased Premises and the Purchased Assets to be released.

(i)          Real Estate.  Buyer shall have received from Lessor  an estoppel certificate and a consent of Lessor to this transaction and to the assignment of the Lease Agreement to Buyer (“Lessor’s Consent”) in the form and substance satisfactory to Buyer. Seller shall use best efforts to obtain (i) the estoppel certificate from the Lessor, and (ii) the Lessor’s Consent, subject however, to the limitations set forth in Section 5.2.

(j)           Christie Agreements.  Buyer or Buyer Manager shall have made arrangements satisfactory to Buyer that entitle Buyer to the full use and enjoyment of the equipment, software and services, and all other rights including the VPF’s, covered by the Christie Agreements that pertain to the operation of the Cinema.

(k)          VPFs and Digital Equipment Purchase Price. Seller and Buyer or Buyer Manager shall have made arrangements satisfactory to Seller and Buyer to enable the VPF Adjustments to be effected in accordance with Section 2.12(e) and for the satisfaction of Seller’s obligations with respect to the Digital Equipment Purchase Price in accordance with the Section 2.12 (f).

(l)          FIRPTA Certificate.  Buyer shall have received a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that Seller is not a foreign person within the meaning of Code Section 1445, duly executed by Seller.

(m)          Due Diligence.  Buyer and its Affiliates shall use commercially reasonable efforts to complete their due diligence investigation of the Cinema and the Business,  and Buyer and its Affiliates, in their reasonable discretion, shall have discovered no defect or condition applicable to the leasehold title to the Leased Premises, the Cinema or the other Purchased Assets that could materially adversely affect operations of the Cinema on and after the Closing Date.

(n)          Lock-Up Agreements.  Each Seller’s Principal shall have entered into a Lock-Up Agreement with respect to the Shares issued to such Principal, in the form attached hereto as Exhibit G which provides (i) for a lock-up period of 180 days and (ii) an agreement that following the lock-up period such Principal may not sell more than 10% of the Shares issued to such Principal during any one 30-day period.  Notwithstanding anything to the contrary contained herein, after the Closing Date, a Seller’s Principal may transfer some or all of the Shares issued to him or it to an affiliate, member or manager of Seller, or any family member or beneficiary thereof, provided such transferee signs a Lock-Up Agreement in substantially the same form as Exhibit G, and provided further that such transfer complies with Section 4(2) of the Securities Act and the regulations promulgated thereunder.

(o)           Mechanicsburg Purchase.  Prior to or simultaneously with the Closing of this Agreement, an affiliate of Buyer shall have purchased substantially all of the assets of Flagship Premium Cinemas, LLC related to the business and operations of the movie theater located at Hampden Centre, 4950 Carlisle Pike, Mechanicsburg, PA 10750.

6.2           Conditions Precedent to Obligation of Seller.  The obligation of Seller to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived in whole or in part by Seller at Seller’s sole option:

(a)          Bring down of Representations and Warranties; Covenants.  Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date.  Buyer shall have performed all of the covenants and complied in all respects with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(b)          Litigation.  No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any Governmental Body challenging the lawfulness of or seeking to prevent or delay any of the transactions contemplated by this Agreement or by any other Agreement or seeking monetary or other relief by reason of the consummation of such transactions.

(c)          Closing Certificate. Buyer shall have delivered a certificate, dated the Closing Date, certifying to the fulfillment of the conditions set forth in subparagraphs (a) and (b) of this Section 6.2. Such certificate shall constitute a representation and warranty of Buyer with regard to the matters therein for purposes of this Agreement.

(d)          Closing Documents.  Seller shall also have received the other documents referred to in Section 6.3(b).  All agreements, certificates, opinions and other documents delivered by Buyer to Seller hereunder shall be in form and substance reasonably acceptable to Seller and Buyer.

(e)          Board Approval.  Seller shall have received the approval of its Board of Managers for the transactions contemplated hereunder with the execution of this Agreement.

(f)          Stock Evidence.  Buyer shall have delivered evidence reasonably satisfactory to Seller and to Seller’s Principals of the issuance of the Shares comprising the Share Consideration in favor of Seller’s Principals in accordance with the terms of this Agreement (the “Stock Evidence”).

(g)           Mechanicsburg Purchase  The obligation of Seller to  proceed with the closing of this Agreement shall also be conditioned upon the earlier or simultaneous purchase by an affiliate of Buyer of substantially all the assets of  Flagship Premium Cinemas, LLC related to the business and operations of the movie theater located at Hampden Centre, 4950 Carlisle Pike, Mechanicsburg, PA 10750.

6.3           Deliveries and Proceedings at Closing.

(a)          Deliveries by Seller.  Seller shall deliver or cause to be delivered to Buyer at the Closing:

(i)	An executed Bill of Sale, substantially in the form attached hereto as Exhibit D.

(ii)	An executed Assignment and Assumption Agreement, substantially in the form attached as Exhibit C.

(iii)	Copies of the fully executed Lease Agreement (including any amendments, exhibits, schedules or annexes thereto).

(iv)	An executed Assignment and Assumption of Lease Agreement for the Cinema, substantially in the form attached as Exhibit A.

(v)	Executed Non-Competition Agreements, each substantially in the form attached hereto as Exhibit E, executed by Seller, each of the Seller’s Principals.

(vi)	Lock-Up Agreements, each substantially in the form attached hereto as Exhibit G, executed by Seller and each of Seller’s Principals.

(vii)
Certificates of the appropriate public officials to the effect that Seller was a validly existing corporation in good standing in its jurisdiction of incorporation as of a date not more than 30 days prior to the Closing Date.

(viii)	Incumbency and specimen signature certificates, dated the Closing Date, signed by the authorized representatives of Seller and certified by its Corporate Secretary.

(ix)	True and correct copies of Seller’s Articles of Incorporation, certified by the Secretary of State of the State of Maryland, and of Seller’s By-Laws, certified by its Corporate Secretary.

(x)
Certificates of Seller (A) setting forth all resolutions of the Board of Directors of Seller and the Stockholders of Seller authorizing the execution and delivery of this Agreement and the Other Agreements and the performance by Seller of the transactions contemplated hereby and thereby, and (B) to the effect that the Certificate of Incorporation and By-Laws of Seller delivered pursuant to Section 6.3(a)(vii) were in effect at the date of adoption of such resolutions, the date of execution of this Agreement and the Closing Date.

(xi)	The opinion of Looney & Grossman, LLP, legal counsel to Seller, in substantially the form attached hereto as Exhibit F.

(xii)	Keys for the Cinema.

(xiii)	All vendor warranties (including those for the HVAC units)respecting the Purchased Assets.

(xiv)
An executed certificate from Seller and Seller’s Principals delivered pursuant to Section 3.9 that identifies any Seller’s Repairs to the Leased Premises or Tangible Assets that are the responsibility of Seller and Seller’s Principals.

(xv)
All documents, consents or other agreements or arrangements, inform and substance satisfactory to Buyer and Buyer’s Manager, that are sufficient to entitle Buyer to enjoy all the rights to which Seller is entitled under the Christie Agreements and any agreement for maintenance of the Cinema’s digital cinema equipment and systems, and any agreements, including the CSI Master Lease and related agreements, that pertain to the ability of the parties to effect the VPF Adjustments and Seller’s obligations with respect to the Digital Equipment Purchase Price.

(xvi)	An executed Escrow Agreement in, form and substance satisfactory to Buyer, together with evidence that the Escrowed Shares have been deposited with the Escrow Agent.

(xvii)
An estimate of the aggregate retail value of the Pre-Sold Tickets outstanding as of the Closing Date, together with an estimate of the aggregate amounts paid to Seller by the holder of the Pre-Sold Tickets.

(xviii)	An estimate of the aggregate retail value of the MMB Tickets outstanding as of the Closing Date.

(ix)	Such other agreements and documents as Buyer may reasonably request.

(b)          Deliveries by Buyer.  Buyer shall deliver or cause to be delivered to Seller at the Closing:

(i)        An executed Bill of Sale, substantially in the form attachedhereto as Exhibit D.

(ii)       Certificates of the appropriate public official to the effect thatBuyer is a validly existing limited liability company in the Stateof Delaware and authorized to do business in the State ofMaryland, as of a date not more than 30 days prior to the ClosingDate.

(iii)      An incumbency and specimen signature certificate signed by anofficer of Buyer and certified by its Secretary.

(iv)       A true and correct copy of the Certificate of Formation of Buyeras of a date not more than 15 business days prior to the ClosingDate, certified by the Secretary of State of Delaware.

(v)         A certificate of Buyer (A) setting forth all resolutions of themembers of Buyer authorizing the execution and delivery of thisAgreement and Other Agreements and the performance by Buyerof the transactions contemplated hereby and thereby, certified bythe Manager of Buyer, and (B) to the effect that the Certificate of Formation of Buyer delivered pursuant to Section 6.3(b)(iv) was in effect at the date of adoption of such resolutions, the date of execution of this Agreement and the Closing Date.

(vi)        The Stock Evidence.

6.4           Termination.

(a)          Mutual Consent; Failure of Conditions.  Except as provided in Section 6.4(b), this Agreement may be terminated at any time prior to Closing by: (i) mutual consent of Buyer and Seller; (ii) Buyer, if any of the conditions specified in Section 6.1 or Section 6.3(a) hereof shall not have been fulfilled by the Closing Date and shall not have been waived by Buyer; (iii) Seller, if any of the conditions specified in Section 6.2 or Section 6.3(b) hereof shall not have been fulfilled by the Closing Date and shall not have been waived by Seller; (iv) Buyer, if Seller has materially breached this Agreement; or (v) Seller, if Buyer has materially breached this Agreement. In the event of termination of this Agreement by either Buyer or Seller pursuant to clause (iv) or (v) of the immediately preceding sentence, Buyer or Seller shall be liable to the other party hereto for any breach hereof by such party, which breach led to such termination, and the rights and obligations of the parties set forth in Sections 7.2, 7.3 and 8.1 shall survive such termination. Buyer and Seller shall also be entitled to seek any other remedy to which they may be entitled at law or in equity in the event of such termination, which remedies shall include injunctive relief and specific performance. Notwithstanding the foregoing, in the event that this Agreement is terminated by one party hereto pursuant to clause (iv) or (v) of the first sentence of this Section 6.4 solely as a result of a breach by the other party hereto of a representation or warranty of such other party as of a date after the date of this Agreement, which breach could not have been reasonably anticipated by such other party and was beyond the reasonable control of such other party and which has not been cured or remedied by such party, then the remedy of the party terminating this Agreement shall be limited solely to recovery of all of such party’s third party out-of-pocket costs and expenses incurred in connection herewith, up to a maximum amount of $10,000.00, and if the non-breaching party is Buyer, then in addition to the $10,000.00, and if the breaching party is Seller, then in addition to the $10,000.00, Buyer shall recover from Seller without protest or delay all actual out- of- pocket costs associated with the transaction contemplated by this Agreement, including but not limited to attorneys’ fees and accounting fees.

(b)          Casualty Damage

.  Notwithstanding anything else herein to the contrary, if prior to Closing the Purchased Assets (or any portion thereof) are damaged by fire or any other cause, the reasonable estimate of the immediate repair of which would cost more than One  Hundred Thousand Dollars ($100,000.00), Buyer at its option, by providing written notice to Seller within ten (10) business days after Buyer’s receipt of notice of such loss, may declare this Agreement null and void, or Buyer may close the transactions hereunder subject to reduction of the Purchase Price by the amount of any applicable insurance deductible which shall be paid by Buyer and assignment to Buyer of the proceeds from any insurance carried by Seller covering such loss.  If prior to Closing the Purchased Assets (or any portion thereof) are damaged by fire or any other cause, the reasonable estimate of the repair of which would cost Fifty Thousand Dollars ($50,000.00) or less, such event shall not excuse Buyer from its obligations under this Agreement, but the Purchase Price shall be reduced by an amount equal to the amount of such cost and Seller shall be entitled to retain the net insurance proceeds collected or to be collected by Seller.

(c)          Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer be permitted to terminate this Agreement as to less than all of the Purchased Assets.

ARTICLE VII.

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

7.1           Survival of Representations.  All representations,  warranties and Agreements  made by any party in this Agreement or pursuant hereto shall survive the Closing; provided, however, that representations and warranties hereunder shall survive for a period of one (1) year after the Closing Date.  All claims for damages made by virtue of any representations, warranties and agreements herein or pursuant hereto shall be made under, and subject to the limitations set forth in, this Article VII.  The representations and warranties set forth in Articles III and IV are cumulative, and any limitation or qualification set forth in any one representation and warranty therein shall not limit or qualify any other representation or warranty therein.  Except for the respective representations and warranties of each party hereto expressly contained in this Agreement or the Other Agreements, no party hereto is making and each party specifically disclaims any representations or warranties of any kind or character, express or implied.

7.2           Indemnification by Seller.  Seller shall indemnify, defend, save and hold Buyer and its managers, officers, members, employees, agents and Affiliates (collectively, “Buyer Indemnitees”) harmless from and against all demands, claims, actions or causes of action, assessments, losses, damages, deficiencies, Liabilities, costs and expenses (including reasonable legal fees, interest, penalties, and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing; collectively, “Buyer Damages”) asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Buyer Indemnitee, directly or indirectly, in connection with, arising out of, resulting from, or which would not have occurred but for (a) a material breach of any representation or warranty made by Seller in this Agreement, in any certificate or document furnished pursuant hereto by Seller or any Other Agreement to which Seller is to become a party, (b) a breach or nonfulfillment of any covenant or agreement made by Seller or in or pursuant to this Agreement and in any Other Agreement to which Seller is or is to become a party, (c) any Retained Asset or Retained Liability, (d) any successor liability (or Liabilities based on similar theories) arising out of any facts or circumstances occurring prior to the Closing Date or Liability arising out of or attaching by virtue of Seller being a member of a controlled group or affiliated group of entities, (e) any  demand or claim for any finder’s fee related the this Agreement or any transaction contemplated hereby, and (f) the provisions of 29 U.S.C. §§ 1161-1168, as same may be amended from time to time, and the regulations and rulings thereunder, with respect to the employees of Seller at the Cinema.

7.3           Indemnification by Buyer.  Buyer shall indemnify, defend, save and hold Seller and its managers, officers, members, employees, Affiliates and agents (collectively, “Seller Indemnitees”) harmless from and against any and all demands, claims, actions or causes of action, assessments, losses, damages, deficiencies, Liabilities, costs and expenses (including reasonable legal fees, interest, penalties, and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing; collectively, “Seller Damages”) asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Seller Indemnitee, directly or indirectly, in connection with, arising out of, resulting from, or which would not have occurred but for (a) a material breach of any representation or warranty made by Buyer in this Agreement or in any certificate or document furnished pursuant hereto by Buyer or any Other Agreement to which either Buyer is or is to become a party, (b) a breach or nonfulfillment of any covenant or agreement made by any Buyer in or pursuant to this Agreement and in any Other Agreement to which either Buyer is or is to become a party, and (c) any and all liability or obligations related to the Purchased Assets that accrue or occur on or after the Closing Date including, but not limited to Buyer’s failure to comply with the terms of the Lease Agreement.

7.4           Waiver of Statute of Limitations.  Each party hereto waives any applicable statute of limitations that may be applicable to Damages arising under clauses (c), (d) and (e) of Section 7.2.

7.5           Notice of Claims.  If any Buyer Indemnitee or Seller Indemnitee (an “Indemnified Party”) believes that it has suffered or incurred or will suffer or incur any Damages for which it is entitled to indemnification under this Article VII, such Indemnified Party shall so notify the party or parties from whom indemnification is being claimed (the “Indemnifying Party”) with reasonable promptness and reasonable particularity in light of the circumstances then existing.  If any action at law or suit in equity is instituted by or against a third party with respect to which any Indemnified Party intends to claim any Damages, such Indemnified Party shall promptly notify the Indemnifying Party of such action or suit.  The failure of an Indemnified Party to give any notice required by this Section 7.5 shall not affect any of such party’s rights under this Article VII or otherwise, except to the extent such failure is actually prejudicial to the rights or obligations of the Indemnified Party.

7.6           Third Party Claims.  The Indemnifying Party shall have the right to conduct and control, through counsel of its choosing, the defense of any third party claim, action or suit, and the Indemnifying Party may compromise or settle the same, provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement.  The Indemnifying Party shall permit the Indemnified Party to participate in the defense of any such action or suit through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party (subject to reimbursement pursuant to Section 7.2 or 7.3, as the case may be).

7.7           Limitation on Indemnification.  Except with respect to the obligation of Seller to reimburse Buyer with respect to Pre-sold Tickets in accordance with Section 2.2: (i) no Indemnified Party shall be entitled to make a claim for indemnification for inaccuracy in or breach of representation or warranty pursuant to clause (a) of Section 7.2 until the cumulative and aggregate amount of all Damages as a result of all matters covered by clause (a) of Section 7.2 exceeds Fifteen Thousand Dollars ($15,000.00) (the “Initial Basket Amount”) and (ii)  no Indemnified Party shall be entitled to make a claim for indemnification for any other breach of the terms and obligations of this agreement or for any other representation contained herein, for any matter which in total with other claims does not exceed the amount of cumulatively Fifty Thousand Dollars ($50,000.00), (the “Other Basket Amount”).  If and when such damages do exceed the Initial Basket Amount, then the Indemnified Party shall be entitled to indemnification for all such damages in excess of the Other Basket Amount; provided, however, that if damages arising out of or relating to any inaccuracy in or breach of representation or warranty set forth in Section 3.6, Section 3.8 or Section 3.21 in the aggregate exceed the Initial Basket Amount, then Buyer shall be entitled to indemnification for all such damages therefrom, and the Other Basket Amount shall not limit in any way whatsoever Buyer’s right to be indemnified for all such damages.  Nothing is this Section 7.7 shall limit the responsibility of Seller for any Seller’s Repairs designated as its responsibility pursuant to Section 3.8 and identified on the certificate the Buyer at Closing pursuant to Section 6.3(a)(xiii).  Any indemnification payment under this Agreement shall take into account and be reduced by any insurance proceeds or other third party reimbursement actually received (other than the proceeds of any self insurance or, to the extent it is the economic equivalent of self insurance, any insurance that is retrospectively rated).  The indemnifications provided for in Section 7.1 above shall survive for a period of three (3) years from the Closing Date.

7.8           Payment.  All indemnification payments under this Article VII shall be made promptly in cash.  All indemnifications payments under this Article VII shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.9           Notification of Material Events or Changes.  Seller will promptly notify Buyer of any material event or change in the business or affairs of Seller , in the condition of the Leased Premises or any of the Purchased Assets, or the filing of any material litigation affecting the Purchased Assets which may occur during the period extending from the date hereof until the Closing Date, whether or not occurring in the usual or ordinary course of business, and which would affect Seller’s ability to complete the transactions contemplated by this Agreement or by the Other Agreements.

ARTICLE VIII.

MISCELLANEOUS

8.1           Costs and Expenses.  Buyer and Seller shall each pay its respective expenses, brokers’ fees and commissions, and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all accounting, legal and appraisal fees and settlement charges.  All transfer taxes, if any, incurred as a result of the transfer of the Purchased Assets shall be paid by Seller.

8.2           Bulk Sales.  The parties hereto waive compliance with the provisions of any bulk sales law applicable to the transactions contemplated hereby, and, notwithstanding anything else in this Agreement to the contrary, Seller shall hold Buyer harmless from and against all claims asserted against the Purchased Assets or Buyer pursuant to such bulk sales laws.  Seller agrees to pay timely its account creditors with respect to liabilities not being assumed by Buyer hereunder.

8.3           Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Other Agreements (including any real property transfer Tax and any similar Tax) shall be borne and paid by Seller when due.  Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

8.4           Further Assurances.  Seller shall, at any time and from time to time on and after the Closing Date, upon the reasonable request by Buyer and without further consideration, take or cause to be taken such actions and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, documents, transfers, conveyances and assurances as may be required or desirable (i) for the better conveying, transferring, assigning, delivering, assuring and confirming the Purchased Assets to Buyer or (ii)  to enable Buyer Manager to make the requisite public filings and disclosures, including financial disclosures, applicable to Buyer Manager under Law (including any federal securities laws).

8.5           Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) the fifth (5th) business day after the date of mailing, if delivered by registered or certified mail, postage prepaid,  (ii) upon delivery, if sent by hand delivery,  (iii) upon delivery, if sent by prepaid courier, with a record of receipt, or (iv) the next day after the date of dispatch, if sent by cable, telegram, facsimile or electronic mail (with a copy simultaneously sent by registered or certified mail, postage prepaid, return receipt requested), to the parties at the following addresses:

(i)           if to Buyer, to:

DC Churchville Cinema, LLC
250 East Broad Street
Westfield, New Jersey 07090
Attention:  A. Dale Mayo, Manager
Telephone: (908) 396 1360
Facsimile:  (908) 396-1361
Email: bmayo@digiplexdest.com

with a required copy to:

Warren H. Colodner
General Counsel
Digital Cinema Destinations Corp.
250 East Broad Street
Westfield, NJ 07090
Telephone:  (908) 396-1360 x 1392
Facsimile:  (908) 396-1361
Email: wcolodner@digiplexdest.com

(ii)           if to Seller, to:

Flagship Premium Cinemas, LLC
55 Cambridge Parkway
Cambridge, MA 02142
Attn: John J. Crowley, President
Telephone: (617) 242-2226
Email: johnc@flagshipcinemas.com

with a required copy to:

Joseph H. Matzkin, Esq.
Address: Looney & Grossman LLP
 101 Arch St
 Boston, MA 02110
Telephone:  617-251-2800
Facsimile:    617-951-2819
Email:   jMatzkin@lgllp.com

Any party hereto may change the address to which notice to it, or copies thereof, shall be addressed, by giving notice thereof to the other parties hereto in conformity with the foregoing.

8.6           Currency.  All currency references herein are to United States dollars.

8.7           Off-Set, Assignment; Governing Law.  Buyer shall be entitled to offset or recoup from amounts due to Seller from Buyer hereunder or under any Other Agreement (including Seller Damages) against any obligations of Seller to Buyer hereunder or under any Other Agreement (including Buyer Damages), provided that the Buyer shall provide written notice of any claimed offset or recoup to the Seller at least fifteen (15) days prior to undertaking any offset or recoup from amounts due. This Agreement and all the rights and powers granted hereby shall bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns.  This Agreement and the rights, interests and obligations hereunder may not be assigned by any party hereto without the prior written consent of the other parties hereto, except that Buyer may make such assignment to any Affiliate of such Buyer provided that such Buyer remains liable hereunder.  This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to its conflict of law doctrines.

8.8           Amendment and Waiver; Cumulative Effect.  To be effective, any amendment or waiver under this Agreement must be in writing and be signed by the party against whom enforcement of the same is sought.  Neither the failure of any party hereto to exercise any right, power or remedy provided under this Agreement or to insist upon compliance by any other party with its obligations hereunder, nor any custom or practice of the parties at variance with the terms hereof shall constitute a waiver by such party of its right to exercise any such right, power or remedy or to demand such compliance.  The rights and remedies of the parties hereto are cumulative and not exclusive of the rights and remedies that they otherwise might have now or hereafter, at law, in equity, by statute or otherwise.

8.9           Entire Agreement; No Third Party Beneficiaries.  This Agreement and the Schedules and Exhibits set forth all of the promises, covenants, agreements, conditions and undertakings between the parties hereto with respect to the subject matter hereof, and supersede all prior or contemporaneous agreements and understandings, negotiations, inducements or conditions, express or implied, oral or written.  This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, except as provided in Sections 7.2 and 7.3 relating to Buyer Indemnitees and Seller Indemnitees.  No Person is an intended third party beneficiary of this Agreement.

8.10           Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

8.11           Severability.  If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of Law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

(Signatures appear on the following page)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

DC CHURCHVILLE CINEMA, LLC

By:  /s/ A. Dale Mayo
Name: A. Dale Mayo
Title: Manager

CHURCHVILLE THEATER, INC.

By:  /s/ John J. Crowley, Jr.
Name: John J. Crowley, Jr.
Title: President

SELLER’S PRINCIPALS

/s/ John J.Crowley, Jr.
John J. Crowley, Jr.

/s/ Paul Wenger
Paul Wenger

/s/ Joseph H. Matzkin   Trustee
Joseph H. Matzkin as Trustee of the Maine Cinema Trust created under a Massachusetts Declaration of Trust

/s/ Daniel J. Flynn
Daniel J. Flynn